UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                      No          X

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 17, 2008, and entitled “Orbotech Announces Third Quarter 2008 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at September 30, 2008.

3.	Registrant’s Condensed Consolidated Statements of Income for the Nine Month and Three Month Periods ended September 30, 2008.

*            *            *            *             *            *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES THIRD QUARTER 2008 RESULTS

YAVNE, ISRAEL — November 17, 2008 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2008.

Revenues for the third quarter of 2008 were $94.8 million, compared to $105.1 million recorded in the second quarter of 2008 and $82.3 million in the third quarter a year ago. Net loss for the third quarter of 2008 was $43.1 million, or $1.29 per share (diluted), compared to net income of $5.3 million, or $0.16 per share (diluted), in the second quarter of 2008, and net income of $0.4 million, or $0.01 per share (diluted), in the third quarter of 2007.

Net loss for the third quarter of 2008 reflects: (a) an impairment charge of $38.5 million ($32.8 million net of taxes) relating to a write-down of substantially all of the goodwill and intellectual property of Orbotech Medical Denmark A/S following a determination that the carrying value of that goodwill and intellectual property exceeded its fair value. This followed an updated forecasted discounted cash flow analysis which was based on a decline in the Company’s business outlook in Orbotech’s medical imaging segment; (b) an impairment charge of $5.4 million relating to a write-off of the remaining goodwill of the Company’s assembled PCB business; and (c) a restructuring charge of $3.7 million ($3.3 million net of taxes) in connection with the first phase of the Company’s 2008 cost reduction program. An additional restructuring charge will be recorded in the fourth quarter of 2008 for the second phase of this program.

Revenues for the first nine months of 2008 totaled $300.3 million, compared to $257.0 million recorded during the corresponding period in 2007. Net loss for the first nine months of 2008 was $34.1 million, or $1.02 per share (diluted), compared to net income of $2.6 million, or $0.08 per share (diluted), for the corresponding period last year. Net loss for the first nine months of 2008 includes the impairment and restructuring charges mentioned above.

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $27.7 million in the third quarter of 2008, compared to $34.5 million in the second quarter of 2008, and $37.2 million in the third quarter of 2007. Sales of flat panel display (“FPD”) inspection equipment were $31.7 million, compared to $29.8 million in the second quarter of 2008, and $8.8 million in the third quarter of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $3.9 million, compared to $7.5 million in the second quarter this year, and $5.7 million in the third quarter of 2007. Sales of automatic check reading products were $2.0 million in the third quarter of 2008, compared to $2.7 million in the second quarter of 2008, and $2.9 million recorded in the third quarter of 2007. Sales of medical imaging equipment were $3.4 million in the third quarter of 2008, compared to $4.4 million in the second quarter of 2008, and $3.4 million in the third quarter of 2007 (the Company acquired this business on August 6, 2007). In addition, service revenue for the third quarter of 2008 was $26.0 million, a slight decrease compared to the $26.2 million recorded in the second quarter of 2008. Service revenue in the third quarter of 2007 was $24.3 million.

The Company completed the quarter with cash, cash equivalents and marketable securities, net of indebtedness, of approximately $181.6 million, compared to approximately $196.0 million at the end of the second quarter. The Company’s marketable securities at the end of the quarter included approximately $27.6 million of auction-rate securities (ARS) tied to student loans, of which $8.5 million have since been redeemed at par value during October 2008. The Company believes that there is no credit risk attached to its remaining ARS portfolio. In connection with the closing of Orbotech’s acquisition of Photon Dynamics, Inc. (“PDI”) on October 2, 2008, the Company borrowed $160 million. This loan is for an initial term of one year, extendable at the Company’s option for up to 5 years, and currently bears interest at three-month LIBOR + 1.45%. After the closing of this transaction the Company’s cash, cash equivalents and marketable securities totaled approximately $115 million. The Company continues to place a very high priority on the management of its cash flows and believes that its proven ability to manage cash, including in times of difficulty, will be a critical factor in enabling Orbotech to emerge strongly from the current downturn.

Revenues from the PCB industry were significantly lower than expected for the quarter. As noted in its updated guidance issued in October, certain of the Company’s PCB customers have deferred deliveries for the Company’s PCB systems, due to their increased continuing difficulties in securing credit facilities in respect of previously-confirmed orders and in light of the overall economic uncertainty.

The Company recorded higher revenues in sales of FPD-AOI equipment as a result of increased capital investments by LCD manufacturers. The Company has not experienced any cancellations of existing orders for its FPD inspection products; however, certain deliveries have been deferred by customers for periods ranging from two to nine months.

As mentioned above, on October 2, 2008, the Company consummated its acquisition of PDI. As a result, the Company will begin to record additional FPD revenues during the fourth quarter of 2008. However, given the prevailing, considerable worldwide economic uncertainty and its effect on the electronics industry, the Company is currently unable to estimate reliably revenue levels in this area of its business for periods subsequent to 2008. The integration of PDI is proceeding as scheduled, and the Company expects to realize operational synergies of approximately $15 – 20 million in 2009.

In light of the current worldwide economic conditions the Company is re-focusing its strategic plan. Commencing in the third quarter of 2008, the Company began scaling back its activities in the assembled PCB business. This process will continue through the end of the year, after which the Company will no longer develop and market assembled PCB equipment, but will continue to service its installed base of products. Additionally, the Company has adopted certain measures designed to re-align its infrastructure, including: an approximately 15% reduction in the Company’s worldwide workforce in the third and fourth quarters of 2008; a 15% reduction in corporate management salaries; lesser reductions in other employee salaries; and other cost-cutting measures.

Rani Cohen, Chief Executive Officer, commented: “The worldwide macro-economic conditions have led to sharply declining consumer demand and a consequent reduction in orders for our products. In addition, the global limitation on access to financing is clearly having an adverse effect on worldwide electronics capital equipment spending. In response to these conditions, and in light of the uncertain overall economic outlook, we are implementing actions designed to re-align our strategic focus and reduce our cost base. Though inevitably impacted to some degree, we will still maintain our program of selective investments in research and development, and we will continue to preserve and improve our customer service and support infrastructure. The active steps we are taking, as well as our exceptional technology, outstanding employees and acknowledged industry leadership, should stand us in good stead during this period of downturn and lay the foundation for growth once the business environment improves.” Commenting on the recent closing of the PDI acquisition Mr. Cohen added: “We believe that our acquisition of Photon Dynamics, Inc. represents a strategically important, stable and long-term investment for the Company that will not only give rise to considerable synergies but will also enable significant enhancements in FPD yield management and process control, and create potential for other exciting new products in the future.”

An earnings conference call is scheduled for Monday, November 17, 2008, at 9:00 a.m. EST. The dial-in number for the conference call is 210-795-2680, and a replay will be available at 203-369-1509, until December 8, 2008. The pass code is Q3. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (“AOI”) and process control systems for bare and assembled printed circuit boards (“PCB”s), imaging solutions for PCB production and AOI, test and repair systems for flat panel displays (“FPD”s). Orbotech also markets computer-aided manufacturing and engineering (“CAM”) solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., Orbotech develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2008

	September 30 2008	December 31 2007
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	321,473	120,913
Marketable securities		52,713
Accounts receivable:
Trade	144,792	151,173
Other	24,215	22,964
Deferred income taxes	6,170	4,317
Inventories	109,345	77,570

Total current assets	605,995	429,650

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	20,088	32,410
Other long-term Investments	29	780
Funds in respect of employee rights upon retirement	15,043	14,099
Non-current trade receivables	197	231
Deferred income taxes	1,227	843

	36,584	48,363

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	28,425	28,142

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	19,701	67,016

	690,705	573,171

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short term loan	160,000
Accounts payable and accruals:
Trade	33,284	34,405
Deferred income	14,026	15,445
Other	29,130	37,194

Total current liabilities	236,440	87,044
ACCRUED SEVERANCE PAY	30,290	28,610
DEFERRED TAX LIABILITY	13,000	16,565

Total liabilities	279,730	132,219

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	1,487	1,330

SHAREHOLDERS’ EQUITY:
Share capital	1,704	1,699
Additional paid-in capital	150,841	144,991
Retained earnings	312,322	346,447
Accumulated other comprehensive income	1,813	3,677

	466,680	496,814
Less treasury stock, at cost	(57,192)	(57,192)

Total shareholders’ equity	409,488	439,622

	690,705	573,171

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2008

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2008	2007	2008	2007	2007
	U.S. dollars in thousands (except per share data)
REVENUES	300,333	257,041	94,760	82,320	360,662
COST OF REVENUES:
COST	180,103	149,492	58,680	48,910	210,616
WRITE DOWN OF INVENTORY		4,821			4,821

GROSS PROFIT	120,230	102,728	36,080	33,410	145,225
RESEARCH AND DEVELOPMENT COSTS - net	55,860	48,469	17,108	16,489	67,923
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	54,265	48,967	17,714	16,257	66,989
AMORTIZATION OF OTHER INTANGIBLE ASSETS	3,046	2,781	939	2,291	4,728
RESTRUCTURING CHARGES	3,676		3,676		510
IMPAIRMENT OF GOODWILL AND INTELLECTUAL PROPERTY	43,844		43,844		4,739
GAIN (LOSS) ON SALE OF FIXED ASSET	470		(141)

OPERATING INCOME (LOSS)	(39,991)	2,511	(47,342)	(1,627)	336
FINANCIAL INCOME (LOSS) - net	1,436	7,481	(1,489)	2,490	9,110
WRITE-DOWN OF LONG-TERM INVESTMENTS		(5,000)			(5,000)

INCOME (LOSS) BEFORE TAXES ON INCOME	(38,555)	4,992	(48,831)	863	4,446
TAXES ON INCOME	(4,587)	1,825	(5,831)	379	2,280

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	(33,968)	3,167	(43,000)	484	2,166
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(157)	(174)	(119)	(38)	(416)
SHARE IN LOSSES OF AN ASSOCIATED COMPANY		(375)		(27)	(266)

NET INCOME (LOSS)	(34,125)	2,618	(43,119)	419	1,484

EARNINGS (LOSS) PER SHARE:
BASIC	($1.02)	$0.08	($1.29)	$0.01	$0.04

DILUTED	($1.02)	$0.08	($1.29)	$0.01	$0.04

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	33,402	33,141	33,427	33,010	33,091

DILUTED	33,402	33,141	33,427	33,010	33,190

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg
Executive Vice President and Chief Financial Officer

Date: November 18, 2008